                                                     Filed by CIENA Corporation.
                                                            pursuant to Rule 425
                                                under the Securities Act of 1933
                                                     Commission File No. 0-21969
                                            Subject Company: Cyras Systems, Inc.

The following is the text of slides being presented in investor meetings

SLIDE:

                  CIENA acquires Cyras

                  December 19, 2000


SLIDE:

                  This presentation may contain
                  forward-looking statements.
                  Such statements should be
                  viewed in the context of the risk
                  factors articulated in CIENA's
                  most recent SEC filings.


SLIDE:

                  CIENA Strategy

                  - Provide service providers with next-generation solutions that simplify carrier networks, thereby
                        -     Lowering service provider capital costs
                        -     Lower service provider operating costs
                  -     Focus on the best economic solution
                  -     Deliver on rapid time-to-market
                  - Become a strategic next-generation vendor for our service provider customers


SLIDE:

                  Transaction Details

                  -     27 million shares (fixed)

                  - Value of $2.6 billion based on closing price of CIEN on December 18, 2000
                  - Purchase transaction expected close during first calendar quarter 2001
                  -     Accretive in 2002


SLIDE:

                  Deal Highlights

                  -     Increases CIENA's already significant market opportunity
                  -     Combination leverages Cyras' leading-edge product and
                        CIENA's:
                        - Strong CoreDirector(TM) and optical transport presence
                        -     Growing customer base and relationships
                        -     Extensive sales force
                        -     Global service and support infrastructure


SLIDE:

                  Cyras Details

                  -     Headquartered in Fremont, CA
                  -     264 employees
                  -     Founded in July 1998
                  -     Founders:
                        -     Alnoor Shivji, President & CEO
                        - Rafat Pirzada, Executive VP Corporate Development and Chief Strategy Officer
                        -     Sunil Tomar, Vice President, Engineering
                        - Shekhar Mandal, Vice President, Finance & Administration and Chief Financial Officer
                  - $70 million in equity funding from Menlo Ventures, NEA, Worldview, Draper Fisher Jurvetson, El Dorado Ventures, Mustang Ventures, and ViVentures
                  -     $150 million in convertible debt financing


SLIDE:

                  CIENA Revenue

                  Graph showing CIENA revenue on a quarterly basis:

                  Q1 '99           $100.4 million
                  Q2 '99           $111.5 million
                  Q3 '99           $128.8 million
                  Q4 '99           $141.4 million
                  Q1 '00           $152 million; 8% growth over prior quarter
                  Q2 '00           $185.7 million; 22% growth over prior quarter
                  Q3 '00           $233.3 million; 26% growth over prior quarter
                  Q4 '00           $287.6 million; 23% growth over prior quarter

                  Consensus Expectations:

                  Q1 '01           $321.5 million
                  Q2 '01           $360. million


SLIDE:

                  CIENA Pro Forma* Net Income

                  Graph showing CIENA pro forma* net income on a quarterly basis

                  *Excludes provision for doubtful accounts, settlement of accrued contract obligations, merger-related costs and in Q4 '00, payroll tax on stock option exercises

                  Q1 '99           -$2.8 million
                  Q2 '99           -$1.3 million
                  Q3 '99           $2.5 million
                  Q4 '99           $4.5 million
                  Q1 '00           $9.2 million
                  Q2 '00           $18.5 million
                  Q3 '00           $28.2 million
                  Q4 '00           $41.3 million

                  Consensus Expectations:

                  Q1 '01            $44.6 million
                  Q2 '01           $50.3 million


SLIDE:

                  CIENA Customer Diversification

                  Graph showing CIENA customers in the quarter and total customers

----------------------------------------------------------------------
Quarter              Customers in Quarter        Total Customers
----------------------------------------------------------------------
Q1 '99               13                          18
----------------------------------------------------------------------
Q2 '99               14                          19
----------------------------------------------------------------------
Q3 '99               18                          22
----------------------------------------------------------------------
Q4 '99               23                          29
----------------------------------------------------------------------
Q1 '00               25                          34
----------------------------------------------------------------------
Q2 '00               22                          35
----------------------------------------------------------------------
Q3 '00               22                          37
----------------------------------------------------------------------
Q4 '00               27                          42
----------------------------------------------------------------------


SLIDE:

                  CIENA's Announced Customers

                  United States:

                        -     Alltel
                        -     BellSouth
                        -     Broadwing (IXC)
                        -     Cable & Wireless USA
                        -     Digital Teleport
                        -     Enron
                        -     Genuity
                        -     Intermedia
                        -     PSINet
                        -     Qwest
                        -     RCN
                        -     Sprint
                        -     Verizon
                        -     Williams*
                        -     WorldCom
                        -     XO Communications

                  *Announce CoreDirector trial customer

                  International:

                        -     Cable & Wireless (UK)
                        -     Completel (France)
                        -     Crosswave (Japan)
                        -     DDI (Japan)
                        -     Dynegy (Austria)

                        -     ESAT (Ireland)
                        -     Fibernet (UK)
                        -     Global Crossing/Racal (UK)
                        -     GTS (UK)
                        -     Hansenet (Germany)
                        -     Interoute (UK)
                        -     Japan Telecom (Japan)
                        -     KDD/Teleway (Japan)
                        -     Korea Telecom (Korea)
                        -     MobilCom AG (Germany)
                        -     Protel (Mexico)
                        -     Telecom Developpment (France)
                        -     Telia (Sweden)
                        -     WorldCom


SLIDE:

                  Legacy Metro Network

                  Diagram showing complicated structure of legacy metropolitan edge/access networks for voice and data transmission


SLIDE:

                  CIENA LightWorks Network

                  Diagram showing the simplified structure of edge/access networks using CIENA and Cyras equipment


SLIDE:

                  Product Synergy

                        - Extend LightWorks OS and LightWorks Services to the edge of the network
                              -     Smart Bandwidth provisioning
                              -     Data-centric networking
                        - Adds high-density interfaces to CoreDirector family
                              -     DS-3
                              -     OC-3/12
                              -     GbE

                        - Integrates into ON-Center for seamless network-wide service management and bandwidth provisioning


SLIDE:

                  Product Overview

                        - Next Next-Generation metropolitan switching platform
                              - Industry leading, fully non-blocking ASICs-based cross-connect Matrix
                              -     Supports full TSI and TSA (arbitrary
                                    switching): a) tributary to tributary, b) tributary to ring, c) ring to ring
                              -     768 X 768 STS-1 granularity
                              -     Same platform supports al rates with
                                    industry leading port density: DS1, DS3, OC-3, OC-12, OC-48, OC-192
                              -     Supports arbitrary concatenations
                        -     Data-Optimized optical platform
                              -     Same platform supports TDM, ATM, and
                                    Ethernet simultaneously
                              -     ATM switch cart (5Gb/s)
                              -     4 port Gigabit Ethernet switching card
                              -     16 port 10/100 Ethernet card


SLIDE:

                  Product Overview

                        -     Integrated DWDM Support
                              -     ITU Optics
                              -     Passive OADMs (Optical Add/Drop
                                    Multiplexing)
                              -     Scalable up to 40 wavelengths
                        -     Dense Architecture: 12 Universal Service Slots
                              -     Any card, any slot
                              - Any service, any port software configurable (for OC-3 and OC-12)
                              -     8 slots each support up to STS-48 bandwidth
                              - 4 slots each support up to STS-96 bandwidth (used for OC-192)
                              -     Multi-ring hubbing supported
                              - Three shelves supported in single 7 foot rack
                        -     Topologies and Protection Schemes Supported
                              -     Linear, ring, mesh
                              -     Standards-based BLSR, UPSR, APS

SLIDE:

                  Competitive Product Comparison


------------------------------------------------------------------------------------------------------------
                          CISCO 15454 (Cerent)         Redback SmartEdge 800          Cyras K2
                          18.5H x 19W x 12D            15.8H x 17.5W x 16D            22.8H x 17.5W x 11.5D
------------------------------------------------------------------------------------------------------------
Chassis per bay           3                            4                              3
------------------------------------------------------------------------------------------------------------
Switching capacity        160-240 Gbps                 144                            480 Gbps
------------------------------------------------------------------------------------------------------------
Max uplink capacity*      6                            12                             12
------------------------------------------------------------------------------------------------------------

*OC-48 equivalents

SLIDE:

                  Expanding Product Breadth

                  Chart showing CIENA's product offerings:
1. ON-Center Network and Service Management

                  Transport:                            Switching
                       2. CoreStream                         6. CoreDirector
                       3. Sentry 4000                        7. CoreDirector CI
                       4. Metro                              8. K2
                       5. Metro One


SLIDE:

                  New Addressable Market Opportunity

                  Graph showing the North American Optical Transport Forecast:

                               Dollars in Billions

-----------------------------------------------------------------------------------------------------
Year                      Metro WDM              Metro SONET             Metro DCS              Total
-----------------------------------------------------------------------------------------------------
1999                      $0.1                   $3.2                    $1.3                   $4.6
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
2000                      0.6                    4.6                     2.4                    7.6
-----------------------------------------------------------------------------------------------------
2001                      0.9                    5.1                     2.6                    8.6
-----------------------------------------------------------------------------------------------------
2002                      1.3                    5.7                     2.7                    9.7
-----------------------------------------------------------------------------------------------------
2003                      1.8                    6.1                     2.7                    10.6
-----------------------------------------------------------------------------------------------------
2004                      2.3                    6.3                     2.8                    11.4
-----------------------------------------------------------------------------------------------------


SLIDE:

                  Competitive Landscape

                  Chart showing products and services offered by competitors:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Network
                                 Optical Transport                                   Switching                      Mgmnt
----------------------------------------------------------------------------------------------------------------------------
                   Ultra-
                   long                                           Core                               Metro/
                   haul             Long-haul     Metro           O-E-O            Core Optical      Edge
----------------------------------------------------------------------------------------------------------------------------
CIENA              YES              YES           YES             YES              in process        YES            YES
----------------------------------------------------------------------------------------------------------------------------
Nortel             YES              YES           YES             in process       in process        NO             YES
----------------------------------------------------------------------------------------------------------------------------
Lucent             NO               YES           YES             NO               in process        in process     NO
----------------------------------------------------------------------------------------------------------------------------
Sycamore           in process       YES           in process      YES              in process        YES            YES
----------------------------------------------------------------------------------------------------------------------------
Cisco              NO               YES           YES             in process       NO                YES            NO
----------------------------------------------------------------------------------------------------------------------------
Alcatel            in process       YES           in process      In process       In process        NO             NO
----------------------------------------------------------------------------------------------------------------------------
ONI                NO               NO            YES             NO               NO                NO             NO
----------------------------------------------------------------------------------------------------------------------------
Corvis             YES              NO            NO              in process       in process        NO             NO
----------------------------------------------------------------------------------------------------------------------------
Tellium            NO               NO            NO              YES              in process        NO             NO
----------------------------------------------------------------------------------------------------------------------------
Redback            NO               NO            NO              NO               NO                YES            NO
----------------------------------------------------------------------------------------------------------------------------


NOTE TO INVESTORS

This filing contains certain forward-looking statements based on current expectations, forecasts and assumptions of the Company that involve risks and uncertainties. Forward-looking statements in this filing, including, but not limited to CIENA's intent to account for the transaction as a purchase

CIENA's expectation that on a pro forma basis the transaction will become accretive during the latter half of the Company's fiscal year 2002, assuming expected revenue and cost synergies, as well as anticipated product pricing, CIENA's expectation that this transaction will increase CIENA's market opportunity by leveraging Cyras' leading edge product, consensus estimate of first and second quarter 2001 revenue and pro forma net income, CIENA's expectation of product synergie, and CIENA's expectation of the size of the North American Optical Transport market, CIENA's expectation that this transaction will close in the first calendar quarter of 2001, are based on information available to the Company as of the date hereof. The Company's actual results could differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with the Company's business, which include the risk factors disclosed in the Company's Report on Form 10K filed with the Securities and Exchange Commission on December 7, 2000. Forward looking statements include statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future and can be identified by forward looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. The Company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

                  CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders. Cyras, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders.

                  INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY CIENA WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA. REQUESTS TO CIENA MAY BE DIRECTED TO 1201 WINTERSON ROAD, LINTHICUM, MD. 21090, ATTENTION:
INVESTOR RELATIONS.